Exhibit 99.9

NICE Introduces Fully Compliant Audio Tape Conversion and Management

Audio Examiner is the most comprehensive tape conversion solution ensuring full regulatory compliance for the financial services industry

Ra’anana, Israel, September 30, 2015 – NICE Systems (NASDAQ: NICE) today announced the launch of Audio Examiner, a unique and fully compliant financial services solution for converting audio cassette tapes to digital format for on-line storage and retrieval. The solution also provides ongoing voice recording management, including fast-response reporting for compliance investigations. The solution is already deployed at several financial services organizations around the world.

NICE Audio Examiner provides a practical solution for financial industry companies with a significant library of audio tapes archived for compliance purposes. The analog technology of these recordings is no longer common and their quality is deteriorating; however, the need to access the taped calls for large-scale compliance projects is increasing. To meet regulator requests regarding these older audio recordings, bank personnel and resources must be assigned to manually sift through large amounts of unmanageable data in a very time-consuming process. Recorded calls must be screened one at a time, especially as the relevant metadata, like Trader ID, is very limited or altogether nonexistent, until the target information is obtained.

NICE Audio Examiner ensures that the process fully meets compliance requirements. The resultant digital records and online management are thus also compliant with financial industry standards.

Among other features, the tape migration service includes:
•	Audit trails
•	Retention value assignment
•	A global stop deletion setting
•	Enrichment of the metadata and user information (in the NICE Compliance Replay Server)
•	Comprehensive process reports
•	Confirmation that all calls from each tape have been converted

With Audio Examiner, the use and management of the voice recordings originating from tapes are the same as with current digital recordings, including front office, back office, and mobile voice recordings. The search for calls can then be done using the enriched metadata or via sophisticated speech analytics. The result is much faster retrieval of historical calls, satisfying the demands of any compliance investigations.

“NICE is committed to delivering innovative technology and solutions to help its customers remain ahead of the curve on regulatory compliance,” said Miki Migdal, President of the NICE Enterprise Product Group. “We believe that our new Audio Examiner solution is currently the only one on the market to offer a fully compliant process for tape conversion and storage. This fully satisfies regulators, while providing in-house voice teams the added confidence that their historical recordings meet current storage standards.”

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Migdal, are based on the current beliefs, expectations and assumptions of the management of NICE-Systems Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.